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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO-C
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SONUS NETWORKS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


          OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    835916107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)


                                 HASSAN M. AHMED
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SONUS NETWORKS, INC.
                                 5 CARLISLE ROAD
                          WESTFORD, MASSACHUSETTS 01886
                             TELEPHONE: 978-392-8100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                   COPIES TO:

         CHARLES J. GRAY, ESQ.                      JOHAN V. BRIGHAM, ESQ.
           GENERAL COUNSEL                         MATTHEW J. CUSHING, ESQ.
         SONUS NETWORKS, INC.                       BINGHAM MCCUTCHEN LLP
          5 CARLISLE ROAD                            150 FEDERAL STREET
    WESTFORD, MASSACHUSETTS 01886                BOSTON, MASSACHUSETTS 02110
       TELEPHONE: 978-392-8100                     TELEPHONE: 617-951-8000
        TELECOPY: 978-392-8182                      TELECOPY: 617-951-8736

                            CALCULATION OF FILING FEE
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                     TRANSACTION VALUATION                                 AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                       Not applicable. *                                       Not applicable. *
=======================================================================================================
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     * No filing fee is required because this filing contains only preliminary communications made prior to the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not applicable.     Filing Party: Not applicable.
     Form or Registration No.: Not applicable.     Date Filed:   Not applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third party tender offer subject to Rule 14d-1.


     |X| issuer tender offer subject to Rule 13e-4.


     |_| going-private transaction subject to Rule 13e-3.


     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                              --------------------


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       The following is an excerpt of the script of a public teleconference related to Sonus Networks, Inc. ("Sonus") that was orally presented on October 9, 2002, by Stephen J. Nill, the Chief Financial Officer, Vice President of Finance and Administration and Treasurer of Sonus. THE FOLLOWING IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF STOCK OPTIONS TO EXCHANGE SUCH OPTIONS.

       At the time Sonus commences its offer to exchange eligible options, it will file a Tender Offer Statement with the Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS, A STATEMENT OF STOCK OPTION GRANTS AND ELECTION FORM AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Exchange Outstanding Stock Options, the Statement of Stock Option Grants and Election Form and certain other offer documents will be made available to all holders of eligible Sonus options, at no expense to them. The Tender Offer Statement (including the Offer to Exchange Outstanding Stock Options, the Statement of Stock Option Grants and Election Form and all other offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission's website, www.sec.gov.

                                 SCRIPT EXCERPT

       Finally, our employees remain our key asset. We have an incredibly talented team here at Sonus. Regarding employee compensation, Sonus stock options are a valuable currency, especially in light of the salary reductions we implemented earlier this year. We have decided to address the fact that 95% of our employees' options are under water by implementing a cancel and regrant program, and we will do so in accordance with the SEC's tender offer rules to allow for fixed accounting treatment. The details of this program will be available once it is filed with the SEC, which we expect to accomplish in the next few days.